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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                     AMERICAN BANKERS INSURANCE GROUP, INC.
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                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION
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                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
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                         (Title of Class of Securities)

                                  024456 10 5
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                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:

                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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   This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(8) Summary Advertisement dated January 28, 1998.

   (a)(9) Text of Press Release issued by Parent on January 28, 1998.

   (g)(1) Complaint filed on January 27, 1998 against American Bankers Insurance Group, Inc. et al. by Parent and Purchaser in the United States District Court for the Southern District of Florida, Miami Division (excluding exhibits thereto which are incorporated herein by reference to the exhibits to the Current Report on Form 8-K, dated January 13, 1998, of the Company).

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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1998

                                          CENDANT CORPORATION

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX

EXHIBIT NO.
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  (a)(8)      Summary Advertisement dated January 28, 1998.

  (a)(9)      Text of Press Release issued by Parent on
              January 28, 1998.

  (g)(1) Complaint filed on January 27, 1998 against American Bankers Insurance Group, Inc. et al. by Parent and Purchaser in the United States District Court for the Southern District of Florida, Miami Division (excluding exhibits thereto which are incorporated herein by reference to the exhibits to the Current Report on Form 8-K, dated January 13, 1998, of the Company).

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